EXHIBIT 23.2

BDO Seidman Consent

We hereby consent to the use in the Prospectus constituting a part of this Amendment No. 1 to the Registration Statement on Form S-1 of our report dated April 8, 2009, relating to the consolidated balance sheet of La Cortez, Inc., as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from inception (June 9, 2006) to December 31, 2008, which are contained in the Prospectus.

We also consent to the reference to our firm under the caption “Experts” in the Prospectus contained therein

/s/ BDO Seidman, LLP

Houston, Texas
February 22, 2010